UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 9)

CNH Global N.V.
(formerly New Holland N.V.)
(Name of Issuer)

Common Stock, par value €2.25
(Title of Class of Securities)

N20935 20 6
(CUSIP Number)

Scott D. Miller
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498
United States
Telephone: +1-212-558-4000
Facsimile: +1-212-558-3588
Email: millersc@sullcrom.com
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

November 19, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1	Name of Reporting Persons Fiat Industrial S.p.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) - ☐
6	Citizenship or Place of Organization The Republic of Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 211,866,037
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 211,866,037
11	Aggregate Amount Beneficially Owned by Each Reporting Person 211,866,037
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 87.8%
14	Type of Reporting Person (See Instructions) HC, CO

1	Name of Reporting Persons Fiat Netherlands Holding N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) - ☐
6	Citizenship or Place of Organization The Kingdom of The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 211,866,037
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 211,866,037
11	Aggregate Amount Beneficially Owned by Each Reporting Person 211,866,037
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 87.8%
14	Type of Reporting Person (See Instructions) CO

This Amendment No. 9 (the “Amendment”) amends the Statement on Schedule 13D, as amended and restated by Fiat Industrial S.p.A., a corporation organized under the laws of the Republic of Italy (“Fiat Industrial”) and Fiat Netherlands Holding N.V. a corporation organized under the laws of the Kingdom of The Netherlands (“Dutch Holdings”), on May 30, 2012 and further amended on October 8, 2012 and on October 15, 2012, (the “Original Schedule 13D”).  The Original Schedule 13D was initially filed by Fiat S.p.A., a corporation organized under the laws of the Republic of Italy, and Dutch Holdings on March 25, 1999.  Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Original Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

In a letter dated November 19, 2012 (the “Final Proposal Letter”) from Fiat Industrial to the Special Committee of the Issuer’s board of directors (the “Special Committee”), Fiat Industrial invited the Special Committee to consider its best and final offer regarding the proposed strategic combination between Fiat Industrial and the Issuer.  The Final Proposal Letter preserves the essential components of the proposal letter dated May 30, 2012 (the “Proposal Letter”) contemplating the merger of each of Fiat Industrial and the Issuer into a newly-formed company organized under the laws of the Kingdom of the Netherlands (“NewCo”).  To improve upon the original offer, the Final Proposal letter contemplates a cash dividend of US$ 10 per Share payable to the Issuer’s minority shareholders in addition to the original proposal of 3.828 NewCo shares for each Share, as further described in Item 4 of this Amendment. The Final Proposal Letter is filed as an exhibit hereto and is incorporated herein by reference.

ITEM 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following prior to the final paragraph of Item 4 of the Original Schedule 13D:

Following discussions between Fiat Industrial and the Special Committee relating to Fiat Industrial’s proposal as set forth in the Proposal Letter (the “Original Offer”), on November 19, 2012, Fiat Industrial delivered to the Special Committee its Final Proposal Letter, submitting for the Special Committee’s consideration Fiat Industrial’s best and final offer (the “Final Offer”). The Final Offer preserves the essential components of the Original Offer, including the proposal of 3.828 NewCo common shares for each Share. To improve upon the Original Offer, the Final Offer would add to the original proposal a cash dividend of $10.00 per Share to the Issuer’s minority shareholders that would be paid prior to the proposed merger and, if practicable, by December 29, 2012, accelerating the realization of a significant portion of the consideration in the transaction. The cash dividend, when added to the original proposal of 3.828 NewCo common shares for each Share, represents a 25.6% improvement over the implied value of the Original Offer, plus the value associated with an accelerated distribution.

Fiat Industrial indicated that it will withdraw the Final Offer and terminate discussions on the proposed merger unless the Special Committee advises Fiat Industrial by 11:59 pm Eastern Standard Time on

November 21, 2012 that it is prepared to recommend the terms of the Final Offer in their entirety and Fiat Industrial and the Issuer enter into a definitive merger agreement by Sunday, November 25, 2012.

In the event the Special Committee is unwilling to recommend the proposed combination on these improved terms by the deadline specified above, Fiat Industrial intends to proceed with the other aspects of the proposed transaction, including the merger of Fiat Industrial with a newly formed company incorporated in the Netherlands and with listings in New York and Milan.  This transaction, as well as other steps outlined in the Final Proposal Letter that Fiat Industrial has discussed with the Special Committee and intends to take, will enable the Fiat Industrial group to reap most of the benefits expected from the proposed transaction through the creation of a true peer to the major North American-based capital good companies, an expected re-rating of the group’s equity through a class of liquid stock in a Dutch entity listed in New York, and additional strategic flexibility attained through the adoption of a loyalty share mechanism.

Fiat Industrial, as 88% shareholder of the Issuer, intends to execute all permissible actions within its control (while at all times being mindful and respectful of the rights of the Issuer’s minority shareholders) in which it can achieve for its shareholders the benefits sought through the proposed strategic combination by further integrating operations and minimizing incremental costs to the group as a result of maintaining two listed companies, including by compensating Fiat Industrial fairly for the management services provided to the Issuer on a third-party basis, transitioning equity incentives for the Issuer’s directors and officers to cash or equity of Fiat Industrial in order to ensure incentives are aligned within the Fiat Industrial group, and having Fiat Industrial entities transact with the Issuer on fully-priced arm’s length terms.  Fiat Industrial will also refocus its efforts and resources on bolstering operational excellence and investor relations at the Fiat Industrial level to enhance the visibility and performance of the Fiat Industrial group as a whole.  This refocus, along with the elimination of diverging “home” jurisdictions between the listed companies in the Fiat Industrial group should improve liquidity in the trading market for Fiat Industrial’s shares and facilitate the anticipated re-rating in the parent’s US listed shares.  Finally, in order to efficiently use capital within the Group, Fiat Industrial would not expect to approve dividends from the Issuer for the foreseeable future.

The Issuer’s audit committee has been tasked with a review of intergroup pricing changes proposed by subsidiaries of Fiat Industrial which were required in order to meet the Special Committee’s request that financial forecasts be prepared that extend beyond the existing Fiat Industrial and CNH business plans which cover the 2010-2014 period.  The need to update pricing across Fiat Industrial’s operating units was particularly acute for engines supplied by FPT Industrial.  Prices for engines must be adjusted in periods beginning in 2015, or perhaps earlier, to reflect market benchmarks in recognition of FPT’s significant investments and success in developing next generation powertrains, its crucial role in enabling its key customers to develop competitive advantages and improve their market position as well as its own rapidly improving third-party sales performance. Subject to the final approval, at the relevant time of the Issuer’s audit committee which is responsible for approving any material related party transactions and ensuring that they are on arm’s length terms, Fiat Industrial expects the re-pricing of FPT’s engines and R&D services, with all other variables held constant to reduce the Issuer’s trading profit margin beginning in 2015 by as much as 100 basis points.

The Final Proposal Letter is filed as an exhibit hereto and is incorporated herein by reference. Fiat Industrial’s press release, dated November 19, 2012, relating to the Final Proposal Letter is also filed as an exhibit hereto and is incorporated herein by reference.

Furthermore, should discussions on the proposed merger be terminated, Fiat Industrial intends to review from time to time the Issuer’s business affairs, financial position and operating results as well as the shareholding structure of the Fiat Industrial group. Based on such evaluation and review, as well as general economic and industry conditions existing at any particular time, Fiat Industrial may consider from time to time various courses of action with respect to the Shares. Such actions may include the acquisition of additional Shares through periodic open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise. Fiat Industrial will also from time to time review the composition of the board of directors and management of the Issuer, the Issuer’s capitalization and articles of association or other governing documents and may take actions within its power as a significant shareholder of the Issuer to effect changes designed to enhance the value of Fiat Industrial’s investment in the Issuer.

ITEM 5. Interest in Securities of the Issuer.

Items 5(a) and 5(c) of the Original Schedule 13D are hereby amended, restated and replaced in their entirety by the following:

(a) As of October 5, 2012 Dutch Holdings directly beneficially owned an aggregate of 211,866,037 Shares and Fiat Industrial indirectly beneficially owned an aggregate of 211,866,037 Shares.  As of September 30, 2012, based on the information available to Fiat Industrial, there were 241,200,603 Shares issued and outstanding.  Based on that information, the Shares beneficially owned by Fiat Industrial represent approximately 87.8% of the outstanding shares of the Issuer.

Mr. Richard Tobin, a director of Dutch Holdings and president and chief executive officer of the Issuer and chief operating officer of Fiat Industrial, beneficially owns 71,928 Shares, including 8,000 Shares which Mr. Tobin has an option to acquire beginning on December 31, 2012, representing less than 0.01% of the Issuer’s capital stock.

Mr. Andreas Klauser, an executive officer of Fiat Industrial, beneficially owns 20,434 Shares, including 17,185 Shares which Mr. Klauser currently has an option to acquire, representing less than 0.01% of the Issuer’s capital stock.

Mr. Marco Mazzù, an executive officer of Fiat Industrial, beneficially owns 1,819 Shares, representing less than 0.01% of the Issuer’s capital stock.

Mr. Franco Fusignani, an executive officer of Fiat Industrial, beneficially owns 28,604 Shares, all of which are Shares which Mr. Fusignani currently has an option to acquire, representing less than 0.01% of the Issuer’s capital stock.

(c) On November 6, 2012, Mr. Franco Fusignani sold 3,167 Shares on the NYSE at a price of USD 44.10 per Share.

Except as described herein, neither Fiat Industrial nor Dutch Holdings nor, to the best knowledge of Fiat Industrial or Dutch Holdings, any of the persons listed in Schedule A, beneficially own any Shares.

ITEM 7. Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

99.15 Press release of Fiat Industrial, dated November 19, 2012.

99.16 Proposal Letter from Fiat Industrial to CNH, dated as of November 19, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 21, 2012

FIAT INDUSTRIAL S.P.A.

By:	/s/ Roberto Russo
	Name:	Roberto Russo
	Title:	General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 21, 2012

FIAT NETHERLANDS HOLDING N.V.

By:	/s/ Jacob Meint Buit
	Name:	Jacob Meint Buit
	Title:	Director

SCHEDULE A

Fiat Industrial S.p.A.

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer and director of Fiat Industrial S.p.A.  Unless otherwise indicated, the citizenship of each person listed below is Italian, and the business address of each person listed below is c/o Fiat Industrial S.p.A., Via Nizza 250, Turin, 10126, Italy.

NAME, POSITION WITH FIAT INDUSTRIAL S.P.A. AND CITIZENSHIP	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS
Sergio Marchionne Chairman Dual Canadian and Italian citizenship	Chairman, Fiat Industrial S.p.A., Chief Executive Officer, Fiat S.p.A. and Chairman and CEO, Chrysler Group LLC
Alberto Bombassei Independent Director	Chairman, Brembo S.p.A.
Gianni Coda Director	Chief Operating Officer Europe, Africa and Middle East, Fiat S.p.A.
John Elkann Director	Chairman, Fiat S.p.A.
Patrizia Grieco Director	Chairman and Chief Executive Officer, Olivetti S.p.A.
Robert Liberatore Independent Director	Senior Adviser of the Boston Consulting Group
Libero Milone Independent Director	Chairman of the Compliance Program Supervisory Body of Wind Telecom S.p.A.
Giovanni Perissinotto Independent Director
Guido Tabellini Independent Director	Rector of Università Bocconi of Milan, Italy
Jacqueline A. Tammenoms Bakker Director Dutch citizenship	Trustee of Van Leer Group Foundation, NL
John Zhao Independent Director U.S. citizenship	Executive Vice President, Legend Holdings
Richard Tobin Executive Officer U.S. citizenship	President and Chief Executive Officer, CNH (Fiat Industrial S.p.A.) and Group Chief Operating Officer, Fiat Industrial S.p.A.

Pablo Di Si Executive Officer U.S. citizenship	Chief Financial Officer, Fiat Industrial S.p.A.
Andreas Klauser Executive Officer Austrian citizenship	Europe, Middle East and Africa Chief Operating Officer and Case IH and Iveco Brand Head, Fiat Industrial S.p.A.
Marco Mazzù Executive Officer	Latin America Chief Operating Officer, Fiat Industrial S.p.A.
Franco Fusignani Executive Officer	APAC Chief Operating Officer and New Holland Agriculture Brand Head, Fiat Industrial S.p.A.

Fiat Netherlands Holding N.V.

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer and director of Fiat Netherlands Holding N.V.

NAME, POSITION WITH FIAT NETHERLANDS HOLDING N.V. AND CITIZENSHIP	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS
Alfredo Altavilla Chairman Italian citizenship	President and Chief Executive Officer, Iveco S.p.A. and Head of Business Development of the Fiat Group, Via Nizza 250, Turin, 10126, Italy.
Jaap Buit Director Dutch citizenship	Consultant, Schiphol Boulevard 217 1118 BH Schiphol Airport, Amsterdam The Netherlands.
Richard Tobin Director U.S. citizenship	President and Chief Executive Officer, CNH Global N.V., Schiphol Boulevard 217 1118 BH Schiphol Airport, Amsterdam The Netherlands.
Henk Van Leuven Director Dutch citizenship	Network Director of Trucks and Bus, Iveco S.p.A., Schiphol Boulevard 217 1118 BH Schiphol Airport, Amsterdam The Netherlands.